GRAF ACQUISITION CORP. III
1790 Hughes Landing Boulevard
The Woodlands, Texas 77380

April 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Graf Acquisition Corp. III
Request to Withdraw Registration Statement on Form S-1
File No. 333-253409

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Graf Acquisition Corp. III, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 23, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to James A. Graf, Chief Executive Officer, Graf Acquisition Corp. III, at the above-mentioned address, with a copy to Elliott Smith, White & Case LLP, 1221 Avenue of the Americas, New York, New York 10020.

Please do not hesitate to contact Elliott Smith at (212) 819-7644 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

GRAF ACQUISITION CORP. III

By: /s/ James A. Graf

Name: James A. Graf

Title: Chief Executive Officer

cc: Elliott Smith
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020